Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

October 28, 2005

Vancouver, B.C. :Entourage Mining Ltd. (the “Company) (OTCBB:ETGMF) wishes to announce that the Company has received cheques totaling $1,050,000 and representing the proceeds of its private placement first announced on October 10, 2005 (the “Private Placement”).

The Private Placement has been closed in escrow and, upon the cheques being cleared and proceeds being received by the Company, the Company will issue 7,000,000 units, each unit comprised of one common share and one share purchase warrant exercisable for a period of two years at an exercise price of USD$0.25 per warrants. The price per unit was USD$0.15.

The closing of the Private Placement was a condition of the Company’s agreements (the “Agreements”) announced on October 20, 2005 whereby it increased its interest in a number of mineral properties or entered into new agreements regarding its properties. The Agreements are described more fully in the October 20, 2005 news release.

“The completion of the Private Placement clears the way for us to complete our acquisitions announced on October 20, 2005,” stated Gregory Kennedy, the Company’s President, “It also provides us with working capital to fund some exploration of our properties and to move forward with our obligations under the various Agreement’s terms.”

The Company anticipates filing, both on SEDAR and by way of Report on Form 6-K with EDGAR, the text of the Agreements and other documentation once the Private Placement has formally closed.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gregory F. Kennedy”

Gregory F. Kennedy,
President and Director

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company’s filings on the SEDAR continuous disclosure system in Canada.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com